SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
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press release

29 January 2013

BP announces U.S. District Court’s acceptance of plea
resolving all criminal claims against company relating
to Deepwater Horizon accident

BP today announced that the U.S. District Court for the Eastern District of Louisiana has accepted the company's plea resolving all federal criminal charges against the company stemming from the Deepwater Horizon accident, oil spill, and response. The company offered its plea to the Court and was sentenced in connection with the agreement BP reached with the Department of Justice (DOJ) on November 15, 2012.

As previously announced, BP will pay $4 billion over a period of five years and will serve a term of five years' probation. Pursuant to the terms of the plea agreement, the Court also ordered certain equitable relief, including additional actions related to BP's risk management processes as well as several initiatives with academia and regulators to develop new technologies related to deepwater drilling safety. In addition, as outlined in the company's November 2012 agreement with the DOJ, BP will appoint a process safety monitor and an ethics monitor, both with a term of four years, and an independent auditor will report annually on BP's compliance with the remedial terms of probation.

At the hearing today, Luke Keller, a Vice President of BP America Inc., addressed the Court, the families of the deceased, and other victims of the Deepwater Horizon tragedy and reiterated the company's deep regret and apology for its role in the Deepwater Horizon accident.

"We - and by that I mean the men and the women of the management of BP, its Board of Directors, and its many employees - are deeply sorry for the tragic loss of the 11 men who died and the others who were injured that day," said Mr. Keller. "Our guilty plea makes clear, BP understands and acknowledges its role in that tragedy, and we apologize - BP apologizes - to all those injured and especially to the families of the lost loved ones. BP is also sorry for the harm to the environment that resulted from the spill, and we apologize to the individuals and communities who were injured."

The charges to which BP pled guilty included one misdemeanor count under the Clean Water Act, which triggers a debarment following today's sentencing. By operation of law, conviction of a misdemeanor or felony under the Clean Water Act triggers a statutory debarment, also referred to as mandatory debarment. Mandatory debarment prevents a company from entering into new contracts or new leases with the U.S. government that would be performed at the facility where the Clean Water Act violation occurred. A mandatory debarment does not affect any existing contracts or leases a company has with the U.S. government.

BP's mandatory debarment applies following sentencing and is not an indication of any change in the status of discussions with the EPA. BP has been in discussions with the EPA for some time now regarding BP's present responsibility and eligibility for new federal contract and lease awards from the U.S. government, and BP continues to work with the EPA in preparing an administrative agreement that will resolve suspension and debarment issues.

The EPA announced a temporary suspension of numerous BP entities in November 2012 following BP's entry into the plea agreement with DOJ. That temporary suspension prevents these entities from entering into new government contracts, grants and other covered transactions with the U.S. government. Following today's court action, this temporary suspension may be maintained or converted into a proposed discretionary debarment of these entities (in addition to mandatory debarment of the violating facility itself), to preserve the status quo and continue the ineligibility of those entities while negotiations with the EPA continue. The process for resolving both mandatory and discretionary debarment is essentially the same as for resolving the temporary suspension.

While BP's discussions with the EPA have been taking place in parallel to the Court proceedings on the criminal plea, the company's work toward reaching an administrative agreement with the EPA is a separate process, and it may take some time to resolve issues relating to such an agreement.

BP has made significant changes since the accident to further enhance safety throughout its global operations. The company launched an internal investigation immediately after the accident and is implementing the investigation's 26 recommendations. BP has also made key leadership changes, reorganized its upstream business, created a centralized Safety and Operational Risk organization, and adopted voluntary deepwater drilling standards in the Gulf of Mexico that exceed current regulatory requirements. What's more BP has shared what it has learned with industry and regulators around the world.

Since the government moratorium was lifted, BP has been drilling safely in the Gulf of Mexico and the government has awarded BP over 50 federal leases since the Deepwater Horizon accident. BP is the largest investor and deepwater leaseholder in the Gulf of Mexico with more than 700 gross blocks and seven rigs now operating there.

Over the past five years, BP has invested more than $52 billion in the United States - more than any other oil and gas company, and more than it invests in any other country where it operates. The company employs 23,000 Americans and supports nearly a quarter of a million American jobs.

On top of this business investment, BP has to date spent more than $14 billion in operational response and clean-up costs. BP continues to monitor the Gulf and its shoreline, and the company has supported regional tourism, promoted Gulf seafood, and committed $1 billion to early restoration projects. BP also quickly set up a process to pay all legitimate claims and established a $20 billion Trust to assure Americans that the resources to pay claims, settlements, and other costs would be there. To date, BP has paid more than $9 billion to individuals, businesses and government entities and has already agreed to a settlement with the Plaintiffs' Steering Committee, resolving the substantial majority of outstanding private economic loss, property damage and medical claims.

Further information:

BP America press relations: uspress@bp.com
BP press office London:bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 January, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary